UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes             No     X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Notice of Investor Relations

We hereby inform you that KT Corporation (the “Company” and NYSE symbol: KTC) held an investor relations meeting with analysts. Details are as follows:

1.	Date and place: November 14, 2003 at Cheju Shilla Hotel.

2.	Key topics:

(a)	Announcement of the proposed dividend rate for fiscal year 2003 and the total amount of profit to be returned to the shareholders in 2004.

•	Company is planning to pay Won 2,000 per common share as dividend for fiscal year 2003, or approximately 133% increase compared to dividend per share of Won 860 for fiscal year 2002.

Amount of dividend remains subject to a resolution by the board of directors and an approval from the shareholders at the Annual General Meeting of Shareholders.

•	Company will maintain 50% or greater total payout ratio through year 2004.

Total payout ratio is the ratio of an aggregate of dividend, share repurchase and interim dividend to net income.

(b)	Announcement of preliminary management targets (unconsolidated and pursuant to Korean GAAP) for fiscal year 2004.

•	Sales: approximately Won 12 trillion.

•	Operating profit: between Won 2.5 to Won 2.6 trillion (Operating profit margin: between 20% to 21%).

•	Net income: between Won 1.4 to Won 1.5 trillion (Net profit margin: between 11% to 12%).

Above targets will be finalized pursuant to a resolution by the board of directors.

(c)	Presentation about Company’s new business plans including Enterprise Total Solution Service and NESPOT Swing (integration of fixed-line and wireless services).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 17, 2003

KT Corporation

By:	/s/ Wha-Joon Cho

Name:	Wha-Joon Cho
Title:	Managing Director